Miguel J. Vega

T: 617-937-2319

mvega@cooley.com

December 15, 2014

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Attn: Tiffany Piland Posil

Re:	World Energy Solutions, Inc.

Amendment No. 2 to Schedule TO-T filed by

Wolf Merger Sub Corporation and EnerNOC, Inc.

Filed December 4, 2014

File No. 005-82460

Dear Ms. Tiffany Piland Posil:

On behalf of Wolf Merger Sub Corporation and EnerNOC, Inc. (collectively, the “Filing Persons”), we provide the following responses to the comments set forth in the comment letter of the staff (the “Staff”) of the Division of Corporation Finance, Office of Mergers & Acquisitions of the U.S. Securities and Exchange Commission (the “Commission”) dated December 10, 2014 (the “Comment Letter”) relating to the above-referenced filing.

For convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter and the text of the Staff’s comments appear in italics below. Defined terms not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase dated November 19, 2014, filed as exhibit (a)(1)(i) to the Tender Offer Statement filed under cover of Schedule TO (“Schedule TO”) with the Commission on November 19, 2014.

In addition, concurrently herewith we are transmitting via EDGAR Amendment No. 3 to the Schedule TO. The Schedule TO has been revised in response to the Staff’s comments.

Staff Comments and Company Responses

Offer to Purchase

11. Background of the Offer; Contacts with the Target, page 21

1.	Please supplementally advise us whether there were any communications or negotiations regarding tender and support agreements prior to September 11, 2014 as requested in prior comment 5.

500 Boylston Street, Boston, MA 02116-3736 T: (617) 937-2300 F: (617) 937-2400

U.S. Securities and Exchange Commission

December 15, 2014

Page Two

In response to the Staff’s comment, the Filing Persons respectfully advise the Staff that there were no communications or negotiations regarding tender and support agreements prior to September 11, 2014.

2.	We note your disclosure that on October 31, 2014, the parties reached agreement on material open issues in the tender and support agreement. Please disclose the terms that were agreed upon on October 31, 2014, including whether executives would be signatories.

In response to the Staff’s comment, the Filing Persons have modified the disclosure on pages 5, 6, 10 and 11 to disclose the terms that were agreed upon on October 31, 2014, including that the executive officers of Target would be signatories.

13. The Transaction Documents, page 26

3.	We note your response to prior comment 8 as well as your supplemental response dated December 10, 2014. We disagree with your analysis that payment for tendered restricted shares as currently structured complies with Exchange Act Rule 14e-1(c).

In response to the Staff’s comment, the Filing Persons have amended the disclosure to indicate that the tendered restricted shares will be paid promptly following the acceptance of the Offer in accordance with Exchange Act Rule 14e-1(c).

Please do not hesitate to contact me via telephone at 617-937-2319 if you have any questions or would like any additional information regarding this matter.

Sincerely,

/s/ Miguel J. Vega
Miguel J. Vega
For Cooley LLP

cc:	Mathew Cushing, Esq., EnerNOC, Inc.

500 Boylston Street, Boston, MA 02116-3736 T: (617) 937-2300 F: (617) 937-2400

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

World Energy Solutions, Inc.

(Name of Subject Company (issuer))

Wolf Merger Sub Corporation (Offeror)

a wholly owned subsidiary of

EnerNOC, Inc. (Parent of Offeror)

(Names of Filing Persons)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

98145W208

(CUSIP Number of Class of Securities)

Matthew J. Cushing

General Counsel & Vice President

ENERNOC, INC.

One Marina Park Drive, Suite 400

Boston, MA 02210

(617) 224-9900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Miguel J. Vega

Cooley LLP

500 Boylston Street, 14th Floor

Boston, MA 02116

(617) 937-2300

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$73,701,936.00	$8,564.17

*	Estimated solely for purposes of calculating the filing fee. The transaction value calculation does not take into account the effect of any cash received or deemed received by World Energy Solutions, Inc. (“World Energy”) in connection with the exercise of any outstanding equity awards. The transaction valuation was determined by multiplying (a) $5.50, the tender offer price, by (b) the sum of (i) 12,713,158, the number of issued and outstanding shares of common stock of World Energy, (ii) 637,649, the number of shares of World Energy common stock subject to issuance pursuant to outstanding options to purchase shares of World Energy common stock, and (iii) 49,545, the number of shares of World Energy common stock subject to issuance pursuant to outstanding warrants to purchase shares of World Energy common stock. The foregoing share figures have been provided by World Energy and are as of November 3, 2014, the most recent practicable date.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2015, issued August 29, 2014, by multiplying the transaction valuation by 0.0001162.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $8,564.17	Filing Party: EnerNOC, Inc. and Wolf Merger Sub Corporation
Form or Registration No.: Schedule TO	Date Filed: November 19, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed with the Securities and Exchange Commission on November 19, 2014 by Wolf Merger Sub Corporation (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of EnerNOC, Inc. (“EnerNOC”), a Delaware corporation with its principal office at One Marina Park Drive, Suite 400, Boston, Massachusetts 02210. The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of World Energy Solutions, Inc. (“World Energy”), a Delaware corporation, at a price of $5.50 per Share, net in cash, without interest (less any required withholding taxes) (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 19, 2014 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, which Offer to Purchase and Letter of Transmittal collectively constitute the “Offer.”

The information in the Offer to Purchase and the Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Explanatory Note: This Amendment is filed to add additional details to Section 11 (“Background of the Offer; Contacts with the Target”) of the Offer to Purchase and to reflect a modification of the Offer to Purchase and the Letter of Transmittal with respect to Target Restricted Stock Awards. Notwithstanding anything to the contrary in the Offer to Purchase or the Letter of Transmittal, each holder of such Target Restricted Stock Awards will now receive the Offer Price with respect to each Share underlying any Target Restricted Stock Award promptly after the Expiration Time, but in any event within three business days.

Amendments to the Offer to Purchase

Item 1.	Summary Term Sheet.

The information incorporated into Item 1 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is hereby amended and supplemented by deleting in its entirety the paragraph in response to the question “Can holders of restricted stock participate in the Offer?” on page 5 and replacing it with the following:

“Yes, Shares that are subject to a repurchase option, risk of forfeiture, vesting schedule or other condition under any applicable restricted stock agreement or other contract with target under which Target has any rights (“Restricted Shares”) are included in the Offer and can be tendered by the same procedures generally applicable to the Shares. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will accept for payment and promptly pay following the Expiration Time for all Restricted Shares validly tendered and not withdrawn. Any such payments shall be distributed through the Surviving Corporation’s payroll system within three business days following the Expiration Time, and reduced by the amount of any applicable income and employment tax withholding due and not previously withheld with respect to such Restricted Shares.”

The information incorporated into Item 1 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is hereby amended and supplemented by deleting in its entirety the first and second paragraphs in response to the question “When and how will I be paid for my tendered Shares?” on pages 5 and 6 and replacing it with the following:

“Subject to the terms and conditions of the Offer and satisfaction or waiver of the Offer Conditions to the Offer set forth in Section 15 — “Conditions of the Offer”, promptly following the Expiration Time we will pay for all Shares (including Restricted Shares) validly tendered that have not been withdrawn prior to the Expiration Time. However, we do reserve the right in our sole discretion and subject to applicable law and the terms of the Merger Agreement, to delay the acceptance for payment for Shares (including Restricted Shares) until satisfaction of all conditions to the Offer that are dependent upon the receipt of government approvals. See Section 2 — “Acceptance for Payment and Payment for Shares.”

We will pay for your Shares (other than Restricted Shares) by depositing the Offer Price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. We will pay for your Restricted Shares, if any, by paying the Offer Price through the Surviving Corporation’s payroll system within three business days of the Expiration Time. In all cases, payment for tendered Shares (including Restricted Shares) will be made only after timely receipt by the Depositary of certificates for such Shares (or of a confirmation of a book-entry transfer of such shares as described in Section 3 — “Procedures for Tendering Shares — Book-Entry Delivery”), a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other required documents. See Section 2 — “Acceptance for Payment and Payment for Shares.” Certificates for Restricted Shares held in a nominee account by the Depositary shall be deemed to have been received by the Depositary upon delivery of the properly completed and duly executed Letter of Transmittal.”

Item 4.	Terms of the Transaction

The information incorporated into Item 4 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption THE OFFER is hereby amended and supplemented by deleting in its entirety the second paragraph under the section heading “1. Terms of the Offer” on page 10 and replacing it with the following:

“The Offer is subject to the conditions set forth in Section 15 — “Conditions of the Offer,” which include, among other matters, satisfaction of the Minimum Condition. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will accept for payment and pay for all Shares (including Restricted Shares) validly tendered, and not withdrawn prior to the Expiration Time. Pursuant to the terms of the Merger Agreement, if on any scheduled Expiration Time the Minimum Condition has not been satisfied or any of the other Offer Conditions have not been satisfied or waived, then the obligation to extend the Expiration Time shall be limited to three periods of not more than ten Business Days each to permit the satisfaction of the Minimum Condition. Notwithstanding the foregoing, Purchaser is not required to, and without Target’s prior written consent shall not, extend the Offer beyond the Outside Date. During any extension of the Offer, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to your right to withdraw such Shares. See Section 4 — “Withdrawal Rights.””

The information incorporated into Item 4 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption THE OFFER is hereby amended and supplemented by deleting in its entirety the second paragraph under the section heading “2. Acceptance for Payment and Payment of Shares” on page 11 and replacing it with the following:

“We will pay for Shares (other than Restricted Shares) accepted for payment pursuant to the Offer by depositing the Offer Price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. Upon the deposit of such funds with the Depositary, our obligation to make such payment for your Shares (other than Restricted Shares) shall be satisfied, and tendering stockholders, other than those tendering Restricted Shares, must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares (other than Restricted Shares) pursuant to the Offer. We will pay for your Restricted Shares, if any, by paying the Offer Price through the Surviving Corporation’s payroll system within three business days of the Expiration Time.”

The information incorporated into Item 4 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption THE OFFER—Section 11 (“Background of the Offer; Contacts with the Target”) is hereby by amended and supplemented by deleting in its entirety the following paragraph on page 25:

“On October 31, 2014, Parent’s board of directors approved the transaction. Additionally, Parent’s Chief Operating Officer/Chief Financial Officer and the Chairman of the Target Board corresponded regarding proposed communications between the Parent and the Target’s employees on the day following the announcement of the transaction. Parent and the Target also executed a letter agreement extending the exclusivity period set forth in the Non-Disclosure Agreement to November 3, 2014. Additionally, on that day, the parties reached agreement on material open issues in the Tender and Support Agreement and Loeb distributed a revised draft reflecting the agreement.”

and replacing it with:

“On October 31, 2014, Parent’s board of directors approved the transaction. Additionally, Parent’s Chief Operating Officer/Chief Financial Officer and the Chairman of the Target Board corresponded regarding proposed communications between the Parent and the Target’s employees on the day following the announcement of the transaction. Parent and the Target also executed a letter agreement extending the exclusivity period set forth in the Non-Disclosure Agreement to November 3, 2014. Additionally, on that day, the parties reached agreement on material open issues in the Tender and Support Agreement, including the removal of the agreements relating to the voting of Shares and the related proxy provisions and the inclusion of executive officers as signatories, and Loeb distributed a revised draft reflecting the agreement.”

Amendment to the Letter of Transmittal

Notwithstanding anything to the contrary in the Letter of Transmittal, each holder of Unvested Restricted Shares (as defined in the Letter of Transmittal) will now receive the Offer Price with respect to each Share underlying any Unvested Restricted Shares promptly after the Expiration Time, but in any event within three business days.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 15, 2014

Wolf Merger Sub Corporation, a Delaware corporation

By:	/s/ David Brewster
Name:	David Brewster
Title:	President

EnerNOC, Inc., a Delaware corporation

By:	/s/ Neil Moses
Name:	Neil Moses
Title:	Chief Operating Officer & Chief Financial Officer

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase, dated as of November 19, 2014*

(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(vi)	Summary Advertisement, as published in The New York Times on November 19, 2014*

(a)(5)(i)	Press Release issued by Parent, dated November 4, 2014 (incorporated by reference to the Pre-Commencement Communication on Schedule TO filed by Parent on November 4, 2014) *

(a)(5)(ii)	Press Release issued by the Target (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Target on November 5, 2014)*

(a)(5)(iii)	Power Point Presentation presented by EnerNOC on November 25, 2014*

(b)	Not applicable

(c)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated as of November 4, 2014, among the Target, Parent and Merger Sub (incorporated by reference to the Current Report on Form 8-K filed by the Target on November 5, 2014)*

(d)(2)	Form of Tender and Support Agreement, dated as of November 4, 2014, among Parent, Merger Sub and certain stockholders of the Target (incorporated by reference to the Current Report on Form 8-K filed by the Target on November 5, 2014)*

(d)(3)	Non-Disclosure Agreement, dated as of April 15, 2014, between Parent and the Target, as amended*

(e)	Not applicable

(f)	Not applicable

(g)	Not applicable

(h)	Not applicable

*	Previously filed.